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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 3

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

1.  Name and Address of Reporting Person

    Contrarian Capital Advisors, L.L.C.
    411 West Putnam Avenue
    Suite 225
    Greenwich, Connecticut 06830

2.  Date of Event Requiring Statement (Month/Day/Year)

    June 29, 1998

3.  IRS Reporting Person
    (Voluntary)

4.  Issuer Name and Ticker or Trading Symbol

    EBS Building, L.L.C.


5. Relationship of Reporting Person(s) to Issuer (Check all applicable)

    (X) Director* (X) 10% Owner ( ) Officer (give title below) ( ) Other
    (specify below)

6.  If Amendment, Date of Original (Month/Day/Year)

7.  Individual or Joint/Group Filing (Check Applicable Line)
   ( ) Form filed by One Reporting Person
   (X) Form filed by More than One Reporting Person


     Table I -- Non-Derivative Securities Beneficially Owned

1. Title of Security 2. Amount of    3. Ownership     4. Nature of Indirect
                        Securities      Form:            Beneficial Ownership
                        Beneficially    Direct(D) or
                        Owned           Indirect(I)

Class A Membership     1,252,948**      (I)              Investment Manager
Units

Class A Membership     1,178,902***     (I)              General Partner or



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Units                                                    Investment Manager

            Table II -- Derivative Securities Beneficially Owned

1.Title of     2.Date Exer-    3.Title and Amount     4.Conver-      5.Ownership     6.Nature of
  Derivative     cisable and     of Securities          sion or        Form of         Indirect
  Security       Expiration      Underlying             Exercise       Derivative      Beneficial
                 Date            Derivative Security    Price of       Security:       Ownership
                 (Month/Day/      ---------------       Deri-          Direct(D) or
                 Year)           Title   Amount or      vative         Indirect (I)
               ---------------           Number of      Security
               Date    Expira-           Shares
               Exer-   tion
               cisable Date

EXPLANATION OF RESPONSES:

* Contrarian Capital Advisors, L.L.C. ("CCA") and Contrarian Capital Management, L.L.C. ("CCM", and, together with CCA, the "Reporting Persons") are considered to be Designation Members of EBS Building, L.L.C. (the "Issuer") under the Members Agreement of the Issuer dated as of September 26, 1997 (the "Agreement"). Under the Agreement, a Designation Member may be deemed to perform similar functions to those that a Director would perform. The filing of this Form 3 shall not be deemed to be an admission that the Reporting Persons, their Managing Members or any of their Members are Directors of the Issuer or that they perform similar functions to those of a Director.

** These securities are owned by investment advisory clients of CCA and may therefore be deemed to be beneficially owned by CCA.
CCA, however, disclaims beneficial ownership of these securities except to the extent of its pecuniary interest therein.

*** These securities are owned by investment advisory clients of CCM and may therefore be deemed to be beneficially owned by CCM.
CCM, however, disclaims beneficial ownership of these securities except to the extent of its pecuniary interest therein.


SIGNATURE OF REPORTING PERSON

CONTRARIAN CAPITAL ADVISORS, L.L.C.

    By:   /s/ Jon R. Bauer
    _____________________________
    Jon R. Bauer, Managing Member



                                2



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DATE
June 29, 1998



















































                                3



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                     Joint Filer Information

Name:         Contrarian Capital Management, L.L.C.

Address:      411 West Putnam Avenue
              Suite 225
              Greenwich, Connecticut 06830

Designated
Filer:        Contrarian Capital Advisors, L.L.C.

Issuer:       EBS Building, L.L.C.

Date of Event
Requiring
Statement:    June 29, 1998

Signature:

CONTRARIAN CAPITAL MANAGEMENT, L.L.C.

    By: /s/ Jon R. Bauer
    _____________________________
    Jon R. Bauer, Managing Member





























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01385001.AN6